GRAND PERFECTA, INC.

21st Floor, South Tower

New Pier Takeshiba

1-16-1, Kaigan, Minato-ku

Tokyo, Japan 105-0022

June 15, 2015

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	J. Nolan McWilliams Sonia Bednarowski

Re:	Grand Perfecta, Inc. Form 10-12G File No. 000-55423

Ladies and Gentlemen:

Grand Perfecta, Inc. (the “Company”, “us” or “we”) has received your letter dated June 8, 2015 (“Letter”) regarding its registration statement on Form 10-12G. The Company appreciates your comments and guidance.

Pursuant to your request the Company is providing this response to the Letter. To assist the staff of the Commission in reviewing this response, the numbered paragraphs of the Letter are reproduced below and are followed in each case by our response. Furthermore, the Company is filing an amendment to the registration statement concurrently with this response that includes changes we believe are appropriate to be responsive to the comments in the Letter. The amendment also includes corrections that were made in the course of preparing the amendment.

Item 1. Business

Internet and Phone Services, page 3

Question 1. We note that in response to our prior comment 7 you have identified two subscription types, single item subscriptions and package or term item subscriptions. Please briefly describe each category clarifying, for example, whether “single item” refers to access to a single item, such as an article, for one day or whether it refers to continued access to a single item, such as track tips for races at a specific track, that is updated throughout the racing season. In addition, if possible please disclose the percentage of single item subscribers and percentage of package or term item subscribers.

Securities and Exchange Commission

June 15, 2015

Response: Page 4. New disclosure has been added in response to the comment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Question 2. We note your response to our prior comments 8 and 14 regarding commissions. Please clarify what you mean by commissions in your Results of Operations table on page 10

Response: Pages 10 and 11. Please see the response to Question 4, below. We have reclassified the payments made to information providers, which were previously classified as commission expense, into cost of sales. As a result, the commission expense line item on the income statement is no longer present and the tables have been revised accordingly.

Critical Accounting Policies

Revenue Recognition, page 9

Question 3. Your response to our previous comment 13 states you will revise the disclosure here to include a discussion of how you recognize revenue. The revisions here do not appear to include the policy as stated in your response. As previously requested, please revise this section to include your revenue recognition policy for each type of product on which you earn revenue. For example, please disclose how you recognize revenue for both per-item sales and subscriptions that span a period of time. Also, your disclosure in the notes to the financial statements on page F-11 should be similarly revised.

Response: Page 9, Financial Statements Page F-11. We have revised the disclosure on revenue recognition in response to the comment. Furthermore, the disclosure in Note 2 to the financial statements has been similarly revised.

Question 4. We note from your response to our prior comment 14 that you view commissions expense not as a percentage of revenue but rather payments in general and the amount includes bank fees, accounting and legal fees, credit card fees, as well as payments to information providers such as former jockeys, former trainers and journalists. However, we note from your discussion in MD&A that the decrease in operating expenses for the year ended July 31, 2014 was partially offset by an increase to commission expense resulting from the increase in net sales for the period. Also, you disclose that the decrease in operating expenses for the six months ended January 31, 2015 were due in part to a decrease in commission expenses resulting primarily from the decrease in net sales for the period. In light of these disclosures, in addition to the fact that it appears the payments to information providers such as former jockeys, trainers, and journalists relates directly to the content purchased by subscribers on your website, we believe these expenses, to the extent the amount is material, should be included in cost of sales. If true, please consider revising to include this expense as a component of cost of sales. Additionally, please revise the notes to the financial statements to disclose the nature of the amounts in the commissions line item on the income statement.

Securities and Exchange Commission

June 15, 2015

Response: Pages 11 and 12, Financial Statements Page F-4. We have reclassified the payments made to information providers, which were previously classified as commission expense, into cost of sales. As a result, the commission expense line item on the income statement is no longer present. Furthermore, we have concluded that the single step method of presenting our statement of operations, where all costs are deducted from revenue to arrive at net operating income, is more informative than the two step method where gross profit is identified. We have revised the statements of operations to reflect the single step method and plan on using this presentation in future filings. Our discussion on these items in Management’s Discussion and Analysis has been revised accordingly.

Net Sales, page 10

Question 5. We note your response to our prior comment 15 and reissue in part. Please disclose the substance of your response and clarify that consumption tax rate tends to fluctuate and that you generally do not increase or decrease your prices due to the consumption tax rate.

Response: Page 10. We have revised the disclosure on consumption tax in response to the comment.

Correction to Amount Due from Related Party

Financial Statements, Page F-3 and F-12. In the course of preparing the Company’s quarterly report on form 10-Q for the quarter ended April 30, 2015, the Company discovered an amount due from related party was mistakenly included in notes receivables. This is corrected in the amendment to the Registration Statement.

Confirmation

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please contact our counsel, Mark E. Lehman at (801) 536-6667.

Sincerely,

Grand Perfecta, Inc.,

Shuya Watanabe, Chief Executive Officer